UPDATED CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities To Be Registered	Amount To Be Registered	Proposed Maximum Aggregate Price Per Unit	Proposed Maximum Aggregate Offering Price	Amount of Registration Fee
Notes offered hereby	$10,000,000	100%	$10,000,000	$1,146.00(1)

(1)	The registration fee is calculated in accordance with Rule 457(r) under the Securities Act. $43,820.43 of the registration fees paid in respect of the securities covered by the registration statement of which the pricing supplement is a part remains unused. $1,146.00 of that amount is being offset against the registration fee for this offering and $42,674.43 remains available for future registration fees.

Filed Pursuant to Rule 424(b)(2)

Registration No. 333-178202

The notes are being issued by Aktiebolaget Svensk Exportkredit (Publ) (Swedish Export Credit Corporation) (“SEK”). There are important differences between the notes and a conventional debt security, including different investment risks. See “Risk Factors” and “Additional Risk Factors” on page TS-5 of this term sheet and beginning on page P-4 of product supplement ARN-4.

None of the Securities and Exchange Commission (the “SEC”), any state securities commission, or any other regulatory body has approved or disapproved of these securities or determined if this Note Prospectus (as defined below) is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Unit	Total
Public offering price	$10.00	$10,000,000.00
Underwriting discount	$0.20	$200,000.00
Proceeds, before expenses, to SEK	$9.80	$9,800,000.00

The notes:

Are Not FDIC Insured	Are Not Bank Guaranteed	May Lose Value

Merrill Lynch & Co.

December 19, 2011

Accelerated Return Notes® Linked to the Gold Spot Price

Maturity of approximately 14 months

3-to-1 upside exposure to increases in the Gold Spot Price, subject to a capped return of 25.20%

1-to-1 downside exposure to decreases in the Gold Spot Price, with 100% of your investment at risk

All payments at maturity subject to the credit risk of SEK

No periodic interest payments

Limited secondary market liquidity, with no exchange listing

1,000,000 Units

$10 principal amount per unit

Term Sheet No. 9

CUSIP No. 01019A427

Pricing Date: December 19, 2011

Settlement Date: December 27, 2011

Maturity Date: March 4, 2013

Enhanced Return SEK

Accelerated Return Notes® Linked to the Gold Spot Price due March 4, 2013

Summary

The Accelerated Return Notes® Linked to the Gold Spot Price due March 4, 2013 (the “notes”) are our senior unsecured debt securities. The notes are not guaranteed or insured by the Federal Deposit Insurance Corporation or secured by collateral. They will rank equally with all of our other unsecured and unsubordinated debt. Any payments due on the notes, including any repayment of principal, will be subject to the credit risk of SEK. The notes provide you a leveraged return, subject to a cap, if the Ending Value (as determined below) of the Gold Spot Price is greater than the Starting Value. If the Ending Value is less than the Starting Value, you will lose all or a portion of the principal amount of your notes.

The terms and risks of the notes are contained in this term sheet and the documents listed below (together, the “Note Prospectus”). The documents have been filed as part of a registration statement with the SEC, which may, without cost, be accessed on the SEC website as indicated below or obtained from MLPF&S by calling 1-866-500-5408:

▪	Product supplement ARN-4, dated November 28, 2011:

http://www.sec.gov/Archives/edgar/data/352960/000090342311000577/sec-424b3_1128.htm

▪	Prospectus and prospectus supplement, each dated November 28, 2011:

http://www.sec.gov/Archives/edgar/data/352960/000110465911066385/a11-30399_1f3asr.htm

Before you invest, you should read the Note Prospectus, including this term sheet, for information about us and this offering. Any prior or contemporaneous oral statements and any other written materials you may have received are superseded by the Note Prospectus. Capitalized terms used but not defined in this term sheet have the meanings set forth in product supplement ARN-4. Unless otherwise indicated or unless the context requires otherwise, all references in this document to “we,” “us,” “our,” or similar references are to SEK.

Terms of the Notes

Issuer:	Aktiebolaget Svensk Exportkredit (Publ) (Swedish Export Credit Corporation) (“SEK”)
Original Offering Price:	$10.00 per unit
Term:	Approximately 14 months
Market Measure:	The London Gold Market Fixing Ltd. P.M. Fixing Price (the “Gold Spot Price”), which is a benchmark price for gold in U.S. dollars and delivered immediately (Bloomberg symbol: “GOLDLNPM”)
Starting Value:	1,598.00
Ending Value:

The Gold Spot Price on the scheduled calculation day occurring shortly before the maturity date. The calculation day is subject to postponement in the event of Market Disruption Events, as described beginning on page P-13 of product supplement ARN-4.

Capped Value:	$12.52 per unit of the notes, which represents a return of 25.20% over the Original Offering Price
Calculation Day:	February 25, 2013.
Participation Rate:	300%
Calculation Agent:	Merrill Lynch, Pierce, Fenner & Smith Incorporated (“MLPF&S”)
Fees Charged:	The public offering price of the notes includes the underwriting discount of $0.20 per unit as listed on the cover page and an additional charge of $0.075 per unit more fully described on page TS-8.

Redemption Amount Determination

On the maturity date, you will receive a cash payment per unit determined as follows:

Accelerated Return Notes®	TS-2

Accelerated Return Notes® Linked to the Gold Spot Price due March 4, 2013

Investor Considerations

You may wish to consider an investment in the notes if:

▪	You anticipate that the Gold Spot Price will increase moderately from the Starting Value to the Ending Value.

▪	You are willing to risk loss of principal and return if at maturity the Gold Spot Price has decreased from the Starting Value.

▪	You accept that the return on the notes, if any, will be capped.

▪	You are willing to forgo the interest payments that are paid on traditional interest bearing debt securities.

▪	You are willing to forego the rights and benefits of owning gold or any related futures contract.

▪

You are willing to accept a limited market for sales prior to maturity, and understand that the market prices for the notes, if any, will be affected by various factors, including our actual and perceived creditworthiness, and the fees charged on the notes, as described on TS-2.

▪	You are willing to assume our credit risk, as issuer of the notes, for all payments under the notes, including the Redemption Amount.

The notes may not be an appropriate investment for you if:

▪	You believe that the Gold Spot Price will decrease from the Starting Value or that it will not increase sufficiently over the term of the notes to provide you with your desired return.

▪	You seek principal protection or preservation of capital.

▪	You seek an uncapped return on your investment.

▪	You seek interest payments or other current income on your investment.

▪	You want to receive the rights and benefits of owning gold or any related futures contract.

▪	You seek an investment for which there will be a liquid secondary market.

▪	You are unwilling or are unable to take market risk on the notes or to take our credit risk as issuer of the notes.

We urge you to consult your investment, legal, tax, accounting, and other advisors before you invest in the notes.

Hypothetical Payout Profile

This graph reflects the returns on the notes, based on the Participation Rate of 300% and the Capped Value of $12.52. The green line reflects the returns on the notes, while the dotted gray line reflects the returns of a direct investment in gold, as measured by the Gold Spot Price.

This graph has been prepared for purposes of illustration only.

Accelerated Return Notes®	TS-3

Accelerated Return Notes® Linked to the Gold Spot Price due March 4, 2013

Hypothetical Payments at Maturity

The following table and examples are for purposes of illustration only. They are based on hypothetical values and show hypothetical returns on the notes. The actual amount you receive and the resulting total rate of return will depend on the actual Starting Value, Ending Value and the term of your investment.

The following table is based on a Starting Value of 100, the Participation Rate of 300% and the Capped Value of $12.52 per unit. It illustrates the effect of a range of Ending Values on the Redemption Amount per unit of the notes and the total rate of return to holders of notes. The following examples do not take into account any tax consequences from investing in the notes.

Ending Value		Percentage Change from the Starting Value to the Ending Value	Redemption Amount per Unit		Total Rate of Return on the Notes
50.00		-50.00%	$5.00		-50.00%
60.00		-40.00%	$6.00		-40.00%
70.00		-30.00%	$7.00		-30.00%
80.00		-20.00%	$8.00		-20.00%
90.00		-10.00%	$9.00		-10.00%
96.00		-4.00%	$9.60		-4.00%
98.00		-2.00%	$9.80		-2.00%
100.00	(1)	0.00%	$10.00		0.00%
102.00		2.00%	$10.60		6.00%
104.00		4.00%	$11.20		12.00%
106.00		6.00%	$11.80		18.00%
108.00		8.00%	$12.40		24.00%
110.00		10.00%	$12.52	(2)	25.20%
120.00		20.00%	$12.52		25.20%
130.00		30.00%	$12.52		25.20%
140.00		40.00%	$12.52		25.20%
150.00		50.00%	$12.52		25.20%

(1)	The hypothetical Starting Value of 100 used in these examples has been chosen for illustrative purposes only, and does not represent the actual Starting Value of 1,598.00 for the Market Measure.

(2)	The Redemption Amount per unit cannot exceed the Capped Value.

For recent actual levels of the Market Measure, see “The Gold Spot Price” section below. In addition, all payments on the notes are subject to issuer credit risk.

Redemption Amount Calculation Examples

Example 1

The Ending Value is 80, or 80% of the Starting Value:

Starting Value: 100

Ending Value:   80

$10 ×	(80)	= $8.00 Redemption Amount per unit
100

Example 2

The Ending Value is 104, or 104% of the Starting Value:

Starting Value:  100

Ending Value:   104

$10 +	[	$10 × 300% ×	(104 – 100)	]	= $11.20 Redemption Amount per unit
100

Example 3

The Ending Value is 130, or 130% of the Starting Value:

Starting Value:  100

Ending Value:   130

$10 +	[	$10 × 300% ×	(130 – 100)	]	= $19.00 however, because the Redemption Amount for the notes cannot exceed the Capped Value, the Redemption Amount will be $12.52 per unit
100

Accelerated Return Notes®	TS-4

Accelerated Return Notes® Linked to the Gold Spot Price due March 4, 2013

Risk Factors

There are important differences between the notes and a conventional debt security. An investment in the notes involves significant risks, including those listed below. You should carefully review the more detailed explanation of risks relating to the notes in the “Risk Factors” section beginning on page P-4 of product supplement ARN-4, as well as the explanation of certain risks related to SEK contained in Item 3 of our Annual Report on Form 20-F for the fiscal year ended December 31, 2010, which was filed with the SEC on March 28, 2011 and is incorporated by reference herein. We also urge you to consult your investment, legal, tax, accounting, and other advisors before you invest in the notes.

▪	Depending on the performance of the Gold Spot Price measured shortly before the maturity date, your investment may result in a loss; there is no guaranteed return of principal.

▪	Your yield may be less than the yield you could earn by owning a conventional debt security of comparable maturity.

▪

Payments on the notes are subject to our credit risk, and actual or perceived changes in our credit worthiness are expected to affect the value of the notes. If we become insolvent or are unable to pay our obligations, you may lose your entire investment.

▪	Your investment return, if any, is limited to the return represented by the Capped Value and may be less than a comparable investment directly in gold, as measured by the Gold Spot Price.

▪

The price at which you may sell the notes in any secondary market may be lower than the price you paid for the notes due to, among other things, the inclusion of fees charged for developing, hedging and distributing of the notes, as described on page TS-8 and various credit, market and economic factors that interrelate in complex and unpredictable ways.

▪	A trading market is not expected to develop for the notes. MLPF&S is not obligated to make a market for, or to repurchase, the notes.

▪

The business, hedging and trading activities of MLPF&S and its affiliates (including trades in gold and related futures contracts) and any hedging and trading activities MLPF&S or its affiliates engage in for their clients’ accounts may affect the market value and return of the notes and may create conflicts of interest with you.

▪	Ownership of the notes will not entitle you to any rights with respect to gold or any related futures contracts.

▪	Your notes will not be regulated by the US Commodity Futures Trading Commission.

▪	Suspensions or disruptions of market trading in gold and related futures markets may adversely affect the value of the notes.

▪	There may be potential conflicts of interest involving the calculation agent. We have the right to appoint and remove the calculation agent.

▪

The U.S. federal income tax consequences of the notes are uncertain, and may be adverse to a holder of the notes. See “Material Summary Tax Consequences” below and “Material U.S. Federal Income Taxation Considerations” beginning on page P-18 of product supplement ARN-4.

In addition to these risk factors, it is important to bear in mind that the notes are senior debt securities of SEK and are not guaranteed or insured by the FDIC or secured by collateral, nor are they obligations of, or guaranteed by, the Kingdom of Sweden. The notes will rank equally with all of SEK’s unsecured and unsubordinated debt, and any payments due on the notes, including any repayment of principal, will be subject to the credit risk of SEK.

Additional Risk Factors

There are risks associated with investing in gold or gold-linked notes.

The Gold Spot Price is derived from a principals’ market which operates as an over-the-counter (“OTC”) physical commodity market. Certain features of U.S. futures markets are not present in the context of trading on such principals’ markets. For example, there are no daily price limits, which would otherwise restrict the extent of daily fluctuations in the prices of the commodities in such markets. In a declining market, therefore, it is possible that prices would continue to decline without limitation within a trading day or over a period of trading days. Gold prices are subject to volatile price movements over short periods of time and are affected by numerous factors. These include economic factors, including the structure of and confidence in the global monetary system, expectations of the future rate of inflation, the relative strength of, and confidence in, the U.S. dollar (the currency in which the price of gold is generally quoted), interest rates and gold borrowing and lending rates, and global or regional economic, financial, political, regulatory, judicial, or other events. Gold prices may also be affected by industry factors such as industrial and jewelry demand, lending, sales and purchases of gold by the official sector, including central banks and other governmental agencies and multilateral institutions which hold gold, levels of gold production and production costs, and short-term changes in supply and demand because of trading activities in the gold market. It is not possible to predict the aggregate effect of all or any combination of these factors.

The market value of the notes may be affected by price movements in distant-delivery futures contracts associated with the Gold Spot Price.

Accelerated Return Notes®	TS-5

Accelerated Return Notes® Linked to the Gold Spot Price due March 4, 2013

The price movements in the Gold Spot Price may not be reflected in the market value of the notes. If you are able to sell your notes, the price you receive could be affected by changes in the values of futures contracts on gold or similar underlying commodities that have more distant delivery dates than the spot price. The prices for these distant-delivery futures contracts may not increase to the same extent as the prices of the Gold Spot Price, or may decrease to a greater extent, which may adversely affect the value of the notes.

Changes in the methodology used to calculate the Gold Spot Price or changes in laws or regulations may affect the value of the notes.

Members of the London Bullion Market Association (the “LBMA”) set the Gold Spot Price and may adjust the value of the Gold Spot Price in a way that adversely affects the value of the notes. In setting the Gold Spot Price, these members have no obligation to consider your interests. The LBMA may from time to time change any rule or bylaw or take emergency action under its rules, any of which could affect the Gold Spot Price. Any change of this kind could cause a decrease in the Gold Spot Price, which would adversely affect the value of the notes. In addition, the price of gold could be adversely affected by the promulgation of new laws or regulations or by the reinterpretation of existing laws or regulations (including, without limitation, those relating to taxes and duties on commodities or commodity components) by one or more governments, governmental agencies or instrumentalities, courts, or other official bodies. Any event of this kind could adversely affect the Gold Spot Price and, as a result, could adversely affect the value of the notes.

Other Terms of the Notes

The provisions of this section supersede and replace the definitions of “Market Measure Business Day” and “Market Disruption Event” set forth in product supplement ARN-4.

Market Measure Business Day

A “Market Measure Business Day” means any day on which the LBMA or any successor thereto is scheduled to determine the Gold Spot Price.

Market Disruption Event

A “Market Disruption Event” means any of the following events, as determined in good faith by the calculation agent:

(A) the suspension of or material limitation on trading in gold, or futures contracts or options related to gold, on the Relevant Market (as defined below);

(B) the failure of trading to commence, or permanent discontinuance of trading, in gold, or futures contracts or options related to gold, on the Relevant Market;

(C) the failure of the LBMA (as defined above) to calculate or publish the official fixing price of gold for that day (or the information necessary for determining the official fixing prices); or

(D) any other event, if the calculation agent determines in its sole discretion that the event materially interferes with the issuer’s ability or the ability of any of the issuer’s affiliates to unwind all or a material portion of a hedge that the issuer or the issuer’s affiliates have effected or may effect as to the notes.

For the purpose of determining whether a Market Disruption Event has occurred:

(A) a limitation on the hours in a trading day and/or number of days of trading will not constitute a Market Disruption Event if it results from an announced change in the regular trading hours of the Relevant Market; and

(B) a suspension of or material limitation on trading in the Relevant Market will not include any time when trading is not conducted or prices are not quoted by the LBMA in the Relevant Market under ordinary circumstances.

“Relevant Market” means the market in London on which members of the LBMA, or any successor thereto, quote prices for the buying and selling of gold, or if such market is no longer the principal trading market for gold or options or futures contracts for gold, such other exchange or principal trading market for gold as determined in good faith by the calculation agent which serves as the source of prices for gold, and any principal exchanges where options or futures contracts on gold are traded.

Accelerated Return Notes®	TS-6

Accelerated Return Notes® Linked to the Gold Spot Price due March 4, 2013

The Gold Spot Price

The Gold Spot Price is a benchmark price used in the markets where gold is sold for U.S. dollars and delivered immediately. The Gold Spot Price is published by Bloomberg, L.P. (“Bloomberg”) under the symbol GOLDLNPM. The Gold Spot Price is an internationally published benchmark of the spot price of gold in U.S. dollars per troy ounce as determined at 3:00 p.m. London time. The Gold Spot Price is determined by five market-making members of the LBMA. These members meet by telephone each London business day at 3:00 p.m. to determine the Gold Spot Price. The five members are the Bank of Nova Scotia-ScotiaMocatta, Barclays Bank Plc, Deutsche Bank AG, HSBC Bank USA, N.A., and Société Générale.

The London bullion market is an OTC market, as opposed to an exchange-traded environment. Members of the LBMA typically trade with each other and with their clients on a principal-to-principal basis. All risks, including those of credit, are between the two parties to a transaction.

An investment in the notes does not entitle you to any ownership interest, either directly or indirectly, in gold or in any gold transaction traded on the London bullion market.

The notes are not sponsored, endorsed, sold, or promoted by the LBMA. The LBMA takes no responsibility for the accuracy and/or the completeness of information provided in this document, the accompanying product supplement, the accompanying prospectus supplement or the accompanying prospectus. In addition, the LBMA is not responsible for and has not participated in the determination of the timing of the sale of the notes, prices at which the notes are to initially be sold, or the quantities of the notes to be issued or in the determination or calculation of the amount payable on maturity. The LBMA has no obligation in connection with the administration, marketing, or trading of the notes.

The following graph shows the monthly historical performance of the Gold Spot Price in the period from January 2006 through November 2011. We obtained this historical data from Bloomberg L.P. We make no representation or warranty as to the accuracy or completeness of the information from Bloomberg L.P. On the pricing date, the Gold Spot Price was 1,598.00.

This historical data on the Gold Spot Price is not necessarily indicative of the future performance of the Gold Spot Price or what the value of the notes may be. Any historical upward or downward trend in the Gold Spot Price during any period set forth above is not an indication that the Gold Spot Price is more or less likely to increase or decrease at any time over the term of the notes.

Before investing in the notes, you should consult publicly available sources for the levels and trading pattern of the Gold Spot Price.

Accelerated Return Notes®	TS-7

Accelerated Return Notes® Linked to the Gold Spot Price due March 4, 2013

Supplement to the Plan of Distribution

We will deliver the notes against payment therefor in New York, New York on a date that is greater than three business days following the pricing date. Under Rule 15c6-1 of the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the notes more than three business days prior to the original issue date will be required to specify alternative settlement arrangements to prevent a failed settlement.

The notes will not be listed on any securities exchange. In the original offering of the notes, the notes will be sold in minimum investment amounts of 100 units.

If you place an order to purchase the notes, you are consenting to MLPF&S acting as a principal in effecting the transaction for your account.

MLPF&S may repurchase and resell the notes, with repurchases and resales being made at prices related to then-prevailing market prices or at negotiated prices. MLPF&S may act as principal or agent in these market-making transactions; however it is not obligated to engage in any such transactions. The distribution of the Note Prospectus in connection with such offers or sales will be solely for the purpose of providing investors with the description of the terms of the notes that was made available to investors in connection with the initial offering of the notes. Secondary market investors should not, and will not be authorized to, rely on the Note Prospectus for information regarding the issuer or for any purpose other than that described in the immediately preceding sentence.

Role of MLPF&S and Other Provisions

MLPF&S will purchase the notes from us as principal at the public offering price indicated on the cover of this term sheet, less the indicated underwriting discount. The public offering price includes, in addition to the underwriting discount, a charge of approximately $0.075 per unit. This charge reflects an estimated profit earned by MLPF&S from transactions through which the notes are structured and resulting obligations hedged. The fees charged reduce the economic terms of the notes. Actual profits or losses from these hedging transactions may be more or less than this amount. For further information regarding these charges, our trading and hedging activities and conflicts of interest, see “Risk Factors – General” beginning on page P-4 of product supplement ARN-4 and “Use of Proceeds and Hedging” on page P-21 of product supplement ARN-4.

Validity of the Notes

In the opinion of Cleary Gottlieb Steen & Hamilton LLP, when the notes offered by this term sheet have been executed and issued by SEK and authenticated by the Trustee pursuant to the Indenture, and delivered against payment as contemplated herein, such notes will be legal, valid and binding obligations of SEK, subject to applicable bankruptcy, insolvency, reorganization, fraudulent conveyance, moratorium or other similar laws affecting creditors’ rights generally from time to time in effect and subject to general principles of equity, regardless of whether such is considered in a proceeding in equity or at law.

This opinion is given as of the date of this term sheet and is limited to matters governed by the federal laws of the United States of America and the laws of the State of New York. With respect to matters governed by the law of Sweden, including the valid existence of SEK, its corporate power to issue the notes and its due authorization of all necessary action in connection with such issuance and its performance of related obligations including execution and delivery, we have relied on the opinion dated November 28, 2011 of Advokatfirma Vinge KB, Swedish counsel to SEK, which has been filed as exhibit number 5(a) to SEK’s Registration Statement on Form F-3 dated November 28, 2011. In addition, this opinion is subject to customary assumptions as to legal capacity, genuineness of signatures and authenticity of documents and our reliance on SEK and other sources as to certain factual matters, as stated in the opinion dated November 28, 2011, which has been filed as exhibit number 5(b) to SEK’s Registration Statement on Form F-3 dated November 28, 2011. This opinion is also subject to the discussion, as stated in such letter, of the enforcement of notes denominated in a currency other than U.S. dollars. In giving such consent, we do not thereby admit that we come within the category of persons whose consent is required under Section 7 of the Act, or the rules and regulations of the Commission thereunder.”

Accelerated Return Notes®	TS-8

Accelerated Return Notes® Linked to the Gold Spot Price due March 4, 2013

Material Summary Tax Consequences

You should read carefully the discussion under the section entitled “Material U.S. Federal Income Tax Considerations” beginning on page P-18 of product supplement ARN-4.

An investment in the notes includes the following U.S. federal income tax consequences:

▪

You agree with us (in the absence of an administrative determination, or judicial ruling to the contrary) to characterize and treat the notes for all tax purposes as a single financial contract with respect to the Market Measure.

▪

Under this characterization and tax treatment of the notes, a U.S. Holder (as defined in product supplement ARN-4) generally will recognize capital gain or loss upon maturity or upon a sale or exchange of the notes prior to maturity, and will not be required to recognize current income prior to maturity or prior to such sale or exchange. Capital gain or loss generally will be long-term capital gain or loss if you held the notes for more than one year.

▪

There is no statutory, judicial, or administrative authority directly addressing the characterization of the notes. Accordingly, no assurance can be given that the IRS or any court will agree with this characterization and tax treatment. Under alternative characterizations of the notes, it is possible, for example, that the notes could be treated as contingent payment debt instruments, or as including a debt instrument and a forward contract or two or more options. In addition, proposed changes in law or administrative guidance (including changes with respect to the taxation of derivatives contracts and commodities positions) could materially affect the tax treatment of the notes. As a result, the timing and character of income on the notes could differ materially from the above description. For example, it is possible that a holder of the notes could be required to accrue income over the term of the notes and/or recognize ordinary gain or loss upon maturity of the notes.

You should consult your own tax advisor concerning the U.S. federal income tax consequences to you of acquiring, owning, and disposing of the notes, as well as any tax consequences arising under the laws of any state, local, foreign, or other tax jurisdiction and the possible effects of changes in U.S. federal or other tax laws.

Where You Can Find More Information

We have filed a registration statement (including a product supplement, a prospectus supplement, and a prospectus) with the SEC for the offering to which this term sheet relates. Before you invest, you should read the Note Prospectus, including this term sheet, and the other documents that we have filed with the SEC, for more complete information about us and this offering. You may get these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, we, any agent, or any dealer participating in this offering will arrange to send you these documents if you so request by calling MLPF&S toll-free at 1-866-500-5408.

Market-Linked Investments Classification

MLPF&S classifies certain market-linked investments (the “Market-Linked Investments”) into categories, each with different investment characteristics. The following description is meant solely for informational purposes and is not intended to represent any particular Enhanced Return Market-Linked Investment or guarantee any performance.

Enhanced Return Market-Linked Investments are short- to medium-term investments that offer you a way to enhance exposure to a particular market view without taking on a similarly enhanced level of market downside risk. They can be especially effective in a flat to moderately positive market (or, in the case of bearish investments, a flat to moderately negative market). In exchange for the potential to receive better-than market returns on the linked asset, you must generally accept market downside risk and capped upside potential. As these investments are not market downside protected, and do not assure full repayment of principal at maturity, you need to be prepared for the possibility that you may lose all or part of your investment.

“Accelerated Return Notes®” and “ARNs®” are registered service marks of Bank of America Corporation, the parent company of MLPF&S.

Accelerated Return Notes®	TS-9